

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
James M. Cracchiolo
Chairman and Chief Executive Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

      Re: Ameriprise Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 001-32525

Dear Mr. Cracchiolo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Hugh West

                      Hugh West
                      Accounting Branch Chief